UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Westminster Police Department Selects Sierra Wireless for Public-Safety Grade Mobile Communications

Colorado police department provides officers with reliable connectivity for mission-critical information

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 27, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that the Westminster Police Department, based in Westminster, Colorado, has deployed Sierra Wireless InMotion Solutions for its fleet.

The Westminster Police Department chose to install InMotion Solutions oMG Mobile Gateway (oMG) in all its vehicles, which enables wired and wireless connectivity for tablets and laptops, providing officers with access to all their applications. The gateways also provide the police department with the flexibility to add new devices and applications to the vehicle that will improve safety and productivity of officers like electronic ticketing and video surveillance. With over 192 officers and 60 patrol cars, the City’s police department uses in-vehicle computers to dispatch officers as calls for assistance come in, and to connect officers with databases and records they frequently access on calls.

In the past, the department used laptops equipped with USB radios or WiFi hotspots, but found consumer-grade devices were simply not reliable enough for its needs, and without a remote management solution, troubleshooting the devices would mean dispatching an IT support person or taking the vehicle off the street for repairs. The oMG, with roof-mounted antennas, provides officers with more reliable connectivity, and the oMM management system included with the gateways allows the IT manager to examine a vehicle’s communications system remotely and troubleshoot a device problem over the air.

“Our officers are completely reliant on critical time-sensitive information. Without public safety-grade connections, officers are ill-prepared to handle calls in the best way,” said Nelson Martinez, Technical Services Coordinator for the Westminster Police Department. “We don’t want officers to be IT people by trying to troubleshoot connectivity problems themselves.” The police department decided on the Sierra Wireless solution based on a referral from the City’s Fire/EMS department and Denver Regional Transportation District.

The oMG adjusts as the network environment changes, automatically sensing and selecting networks as it moves for more reliable connectivity. Feedback from officers has been extremely positive. The SWAT trailer has been outfitted with the technology as well, supporting connections for all kinds of devices – from tablets, to laptops and printers.

The oMG mobile gateway is also a future-proof investment, as it is FirstNet Band Class 14-ready in advance of expected rollouts. Adams County is one of seven areas with Broadband Technology Opportunity Program (BTOP) grants to begin early-deployments of the nationwide FirstNet network. The Westminster Police Department has already been asked by Adams County to assist with testing.

“First responders need reliable, uninterrupted connectivity – even a few seconds downtime can make a critical difference in an emergency,” said Scott Davis, Vice President of Worldwide Sales, Enterprise Solutions for Sierra Wireless. “InMotion Solutions’ multi-network oMG gateway is designed to ensure that information flows uninterrupted and communication lines stay open with the people on our front lines, whether using commercial mobile networks or the FirstNet network as it begins to roll out nationwide.”

IACP 2014

Sierra Wireless will be showcasing solutions for first responders and public safety agencies at the Annual International Association of Chiefs of Police Conference and Law Enforcement Education and Technology Exposition, running October 23 to 28 in Orlando, FL. Visit us at booth 2870.

Please visit our website for more information about InMotion Solutions from Sierra Wireless. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 27, 2014